UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER
1 (a) NAME OF ISSUER (Please
type or print)
Bovie medical corporation
(b) IRS IDENT. NO.
112644611
(c) S.E.C. FILE NO.
00131885
WORK LOCATION
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP
CODE
5115 ulmerton road      Clearwater, FL 33760

(e) TELEPHONE NO.

AREA CODE
800
NUMBER
5372790
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE
SOLD
John robert saron

(b)RELATIONSHIP TO ISSUER
affiliate
(c) ADDRESS STREET	CITY	STATE	ZIP CODE
846 35th avenue n
st Petersburg
fl                       33704




INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)
(b)
SEC USE ONLY
(c)
Number of Shares or Other Units
To Be Sold
(See instr. 3(c))
(d)
Aggregate Market Value
(See instr. 3(d))
(e)
Number of Shares or Other Units Outstanding
(See instr. 3(e))
(f)
Approximate Date of Sale
(See instr. 3(f))
(MO. DAY YR.)
(g)
Name of Each Securities Exchange
(See instr. 3(g))
Title of the
Class of Securities To Be Sold

Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities

Broker-Dealer File Number





common
Madison Global Partners
LLC
350 Motor Pkwy Ste 205
Hauppauge, NY 11788

175,000
1,235,500.00
33,204,000
10/01/2018
NYSE

















INSTRUCTIONS:
3 . (a) Title of the class of securities to be sold
1. (a)   Name of issuer	(b) Name and address of each broker through
whom the securities are intended to be sold
(b) Issuer's  I.R.S. Identification Number	(c) Number of shares
or other units to be sold (if debt securities, give the aggregate face amount)
(c) Issuer's S.E.C. file number,  if any	(d) Aggregate market
value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d) Issuer's address, including zip code	(e) Number of shares or
other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
(e) Issuer's telephone number, including area code	by the most
recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
2. . (a)  Name of person for whose account the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c) Such person's address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required  to  respond  unless  the  form  displays  a  currently  valid
 OMB  control  number.	SEC 1147 (08-07)

TABLE I -- SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
 Title of the Class
Date you Acquired
Nature of Acquisition Transaction

Name of Person from Whom Acquired
(If gift, also give date donor  acquired)
    Amount of Securities
Acquired
Date of Payment
Nature of Payment
common
6/8/2005
Employee Stock
Option
Bovie Medical Corporation
219,363


INSTRUCTIONS:       If the
securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid. TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


Name and Address of Seller

Title of Securities Sold

Date of Sale
  Amount of Securities Sold

Gross Proceeds





REMARKS:



INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144.
 Information
 is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice  relates  are  to  be  sold hereby represents by signing this notice that he  does not  know any  material adverse
information in  regard to     the current and prospective operations
 of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.


	9/21/2018

DATE OF NOTICE	(SIGNATURE)


DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy

IF  RELYING ON RULE 10B5-1	of the notice shall be manually
signed.Any copies not manually signed shall bear typed or printed signatures.
SEC 1147 (02-08)